Motricity, Inc.

601 108th Avenue Northeast

Suite 800

Bellevue, WA 98004

January 26, 2011

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Michael F. Johnson

Re:	Motricity, Inc.
S-1 Registration Statement: (File No. 333-171413)

Dear Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Act”), Motricity, Inc. (the “Company”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of the Company’s Registration Statement (File No. 333-171413) on Form S-1 filed with the Commission on December 23, 2010 (the “Registration Statement”), together with all exhibits thereto, with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.

The Registration Statement was filed in connection with a proposed public offering of the Company’s common stock, par value $0.001 per share (the “Common Stock”). The Company in consultation with the holder of a majority of the shares to be sold has determined not to move forward with the proposed public offering at this time. Therefore, the Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Act. Since the Registration Statement was not declared effective by the Commission, no sales of the Company’s Common Stock were made pursuant to the Registration Statement.

If you have any questions, please contact Christian O. Nagler of Kirkland & Ellis LLP at 212-446-4660.

Sincerely,

Motricity, Inc.

By: /s/ Richard E. Leigh Jr.

Name: Richard E. Leigh Jr.

Title: Senior Vice President, General

Counsel and Corporate Secretary